[BB&T Corporation letterhead]



December 3, 1997



VIA EDGAR
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549



        Re:    Virginia First Financial Corporation -- Form 15

Ladies and Gentlemen:

        On behalf of Virginia First Financial Corporation (the "Company"), we are transmitting via EDGAR pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 and Rule 101(a) of Regulation S-T a Form 15 relating to the deregistration of the Company's common stock, par value $1.00 per share.

        If you have any questions regarding the accompanying Form 15, please call the undersigned at (910) 733-2180.


                                 Very truly yours,

                                 BB&T CORPORATION



                                 /s/ Jerone C. Herring
                                 By:    Jerone C. Herring
                                 Title: Executive Vice President and Secretary

                        SECURITIES AND EXCHANGE COMMISSION

                               Washington, DC 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
     Under Sections 13 and 15(d) of the Securities Exchange Act of 1934



                        Commission File Number 0-28408



                     Virginia First Financial Corporation
           (Exact name of registrant as specified in its charter)



   Franklin and Adams Streets, Petersburg, Virginia 23803 Tel. (804) 733-0333
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



                  Common Stock, par value $1.00 per share
          (Title of each class of securities covered by this Form)



                                    None
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports.

Rule 12g-4(a)(1)(i) [X]*   Rule 12g-4(a)(2)(ii)[ ]    Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(1)(ii)[ ]    Rule 12h-3(b)(1)(i) [X]*   Rule 12h-3(b)(2)(ii)[ ]
Rule 12g-4(a)(2)(i) [ ]    Rule 12h-3(b)(i)(ii)[ ]    Rule 15d-6          [ ]

Approximate number of holders of record as of the certification or notice date: None

*Virginia First Financial Corporation was merged with and into BB&T Financial Corporation of Virginia, a wholly owned subsidiary of BB&T Corporation, effective 11:59 p.m. on December 1, 1997.

     Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, as sole shareholder of the successor by merger to Virginia First Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                BB&T CORPORATION


DATE: December 3, 1997          By: /s/ Jerone C. Herring
                                Name:   Jerone C. Herring
                                Title:  Executive Vice President and Secretary